ETAO LOGISTICS, INC.
Unanimous Written Consent
Of Board of Directors
In Lieu of Special Meeting

The undersigned, being the Board of Directors of ETAO Logistics, Inc. a New YorkCorporation (the "Corporation"), hereby waives the calling orholding of a meeting of the Board of Directors of the Corporation (the "Board"), consentsin writing as of this 1st day of March2023 to the following actions and directs thatthis unanimous written consent be filed by the Corporation's Secretary with the minutes ofproceedings of the Board.

WHEREAS, the Corporation desires to cancel 110,000 shares of Convertible Series A Preferred Stock in Invech Holdings, Inc.

Now therefore,

RESOLVED, the Corporation isauthorized to cancel the 110,000 shares of Convertible Series A Preferred Stock held in Invech Holdings, Inc.

FURTHER RESOLVED, the Corporation authorizes Pacific Stock Transfer to cancel these shares and return 110,000 shares of Convertible Series A Preferred Stock to Invech Holdings, Inc. treasury.

FURTHER RESOLVED, the Board of Directors of the Corporation be and hereby is authorized, empowered and directed to take any and all actions and to execute, deliver and file any and all agreements, instruments and documents as the Board of Directors so acting shall determine to be necessary or appropriate to consummate the transactions contemplated by the foregoing resolution. The taking of such action shall be conclusive evidence that the same was deemed to be necessary or appropriate and was authorized hereby.

IN WITNESS WHEREOF, the undersigned being the Board of Directors of ETAO Logistics, Inc. have executed this Consent as of the day and year first written above.

Zhilian Wu

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Zhilian Wu, CEO and Director